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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   144577 10 3
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                                 (CUSIP Number)

                                 Frank A. Wojtek
                             Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP NO. 144577 10 3

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Frank A. Wojtek
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d)OR 2(e)                                                        [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER

                    1,125,555 Shares (33,334 of which are issuable upon the
   NUMBER OF        exercise of certain options)
    SHARES          -----------------------------------------------------------
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
     EACH           0 Shares
   REPORTING        -----------------------------------------------------------
    PERSON      9   SOLE DISPOSITIVE POWER
     WITH
                    1,125,555 Shares (33,334 of which are issuable upon the
                    exercise of certain options)
                    -----------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,125,555 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     7.9%
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14   TYPE OF REPORTING PERSON*

     IN
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INTRODUCTORY NOTE.

         This Amendment No. 4 to Schedule 13D is being filed on behalf of Frank
A. Wojtek ("Mr. Wojtek") to supplement certain information set forth in the
Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Wojtek on January 8, 1998 and amended by Amendment No. 1 dated December 15, 1999, Amendment No. 2 dated April 12, 2001 and Amendment No. 3 dated February 20, 2002 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.  PURPOSE OF TRANSACTION

         As described in Amendment No. 2, on April 12, 2001, Mr. Wojtek adopted a written plan pursuant to rule 10b5-1 (the "10b5-1 Plan") under the Securities Exchange Act of 1934 pursuant to which Mr. Wojtek has sold shares of Common Stock and may continue to do so until April 12, 2003, subject to the terms and conditions in the plan, including whether the market price of the Common Stock meets or exceeds specified targets. On July 12, 2002, Mr. Wojtek adopted an amendment to the 10b5-1 Plan (the "10b5-1 Plan Amendment") lowering those specified targets.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of July 25, 2002, Mr. Wojtek beneficially owns an aggregate of 1,125,555 shares of Common Stock (approximately 7.9% of the 14,209,383 shares deemed to be outstanding as of July 12, 2002 (consisting of 14,176,049 shares of Common Stock and 33,334 options that are exercisable within 60 days)).

         Mr. Wojtek has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him (subject to the 2002 Shareholders Agreement and the Shareholders Agreement dated December 15, 1999 as described in the Original Statement).

         The description of the 10b5-1 Plan Amendment does not purport to be complete and is qualified in its entirety by the provisions of the 10b5-1 Plan Amendment, a copy of which has been filed as Exhibit 32, and which is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 32 Amendment to Rule 10b5-1 Sales Plan of Frank A. Wojtek, dated July 12, 2002






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         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 25, 2002.


                                       /s/ Frank A. Wojtek
                                       -----------------------------------------
                                       Frank A. Wojtek




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                                 EXHIBIT INDEX


Exhibit No.      Description
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    32           Amendment to Rule 10b5-1 Sales Plan of Frank A. Wojtek,
                 dated July 12, 2002